FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 19, 2003

Commission File Number: 001-13464

Telecom Argentina STET-France Telecom S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

Item
1.

Press Release dated May 16, 2003 titled “Telecom Argentina STET-France Telecom S.A. and its Subsidiary, Telecom Personal S.A. Announce Increases in the Price and the Maximum, Aggregate Consideration in each of their Respective Cash Tender Offers; Expiration Dates Extended to June 2, 2003.”

FOR IMMEDIATE RELEASE
Market Cap: Pesos 3.0 billion (May 16, 2003)

Contacts:

Pedro Insussarry

Pablo Caride

Telecom Argentina

(54-11) 4968-3627/3626

TELECOM ARGENTINA STET-FRANCE TELECOM S.A. AND ITS

SUBSIDIARY, TELECOM PERSONAL S.A., ANNOUNCE INCREASES IN THE

PRICE AND THE MAXIMUM AGGREGATE CONSIDERATION IN EACH OF

THEIR RESPECTIVE CASH TENDER OFFERS; EXPIRATION DATES

EXTENDED TO JUNE 2, 2003

Buenos Aires, May 16, 2003 – Telecom Argentina STET-France Telecom S.A. (BCBA: TECO2, NYSE: TEO) (“Telecom Argentina”) and its subsidiary Telecom Personal S.A. (“Telecom Personal” and together with Telecom Argentina, the “Companies”) announced today that they have increased the cash purchase price and the maximum aggregate offer consideration to be paid for their financial debt instruments tendered pursuant to their pending modified Dutch auction tender offers. The purchase price range has been increased to a range of 48% to 55% (the “Minimum Purchase Price” and the “Maximum Purchase Price”, respectively) of the outstanding principal amount of the Companies’ financial debt instruments, without giving effect to any accrued but unpaid interest, and the maximum aggregate consideration has been increased to the equivalent of US$310 million and US$55 million for the Telecom Argentina and the Telecom Personal tender offers, respectively. As amended, the offers will expire at 4:00 p.m. New York time, 5:00 p.m. Buenos Aires time on June 2, 2003.

On April 16, 2003, the Companies commenced the tender offers to purchase a portion of their financial debt instruments pursuant to a modified Dutch auction with a price range of 43.5% to 50% of the outstanding principal amount of the Companies’ financial debt instruments, without giving effect to any accrued but unpaid interest. The purchase price for each tender offer was to be the single lowest price specified by the tendering holders within the price range described directly above that would have enabled each of Telecom Argentina and Telecom Personal to purchase the tendered financial debt instruments for a maximum aggregate offer consideration equal to the equivalent of up to US$260 million and US$45 million, respectively.

If Telecom Argentina purchases financial debt instruments at the Minimum Purchase Price, for the new maximum aggregate offer consideration equal to the equivalent of US$310 million, Telecom Argentina’s aggregate outstanding principal amount of financial debt instruments would be reduced by the equivalent of US$646 million or 26% of the amount outstanding at December 31, 2002. If Telecom Argentina purchases financial debt instruments at the Maximum Purchase Price for the new maximum aggregate offer consideration, Telecom Argentina’s aggregate outstanding principal amount of financial debt instruments would be reduced by the equivalent of US$564 million or 23% of the amount outstanding at December 31, 2002.

If Telecom Personal purchases financial debt instruments at the Minimum Purchase Price for the new maximum aggregate offer consideration equal to the equivalent of US$55 million, Telecom Personal’s aggregate outstanding principal amount of financial debt instruments would be reduced by the equivalent of US$115 million, or 18%, of the amount outstanding at December 31, 2002. If Telecom Personal purchases financial debt instruments at the Maximum Purchase Price for the new maximum aggregate offer consideration, Telecom Personal’s aggregate outstanding principal amount of financial debt instruments would be reduced by the equivalent of US$100 million, or 16%, of the amount outstanding at December 31, 2002.

The terms of the offers and the tendering procedures are otherwise identical to the terms of the original offers made on April 16, 2003 to holders of the financial debt instruments of Telecom Argentina and Telecom Personal.

Holders that have previously tendered financial debt instruments and wish to re-tender financial debt instruments at different prices may withdraw such tenders, and re-tender their financial debt instruments at different prices at any time on or prior to the expiration date by following the withdrawal and tender procedures specified in the applicable invitation document dated April 16, 2003. Any financial debt instruments that have been validly tendered prior to this amendment at prices equal to or greater than the Minimum Purchase Price will remain tendered at such price unless otherwise validly withdrawn prior to the expiration date. Any financial debt instruments that have been validly tendered prior to this amendment at prices below the Minimum Purchase Price will be deemed to have been tendered at the Minimum Purchase Price.

The tender offers are the first steps of the Companies’ plans to restructure their outstanding financial indebtedness and their ongoing debt service obligations.

As of May 15, 2003, GSC Proxitalia S.p.A. (“Proxitalia”), in its capacity as collection agent for Telecom Argentina’s tender offer acceptance forms in Italy, reported that Italian participant banks had received tenders from noteholders with respect to the equivalent of approximately US$41 million aggregate principal amount of notes. Notwithstanding, the entire amount of such tenders had not yet been confirmed to Proxitalia as of such date. As of May 15, 2003, tenders with respect to approximately US$14 million aggregate principal amount of notes had been received by the custodian for the Telecom Argentina tender offer.

The extension of the expiration date of each tender offer will not affect the record date for purposes of determining the holders eligible to receive certain payments of accrued interest as set forth in each of the invitation documents dated April 16, 2003. The payment date for such accrued interest will be June 2, 2003, the new expiration date for each tender offer, unless the tender offers are extended or earlier terminated, in which case the interest payment is expected to be made on the final expiration date for each tender offer; provided that the Companies reserve the right not to make this interest payment if the offers are terminated prior to their respective expiration dates.

Publicom S.A. (“Publicom”) the directory services subsidiary of Telecom Argentina, announced today that it has increased the cash purchase price to be paid for the financial debt instruments tendered pursuant to its pending modified Dutch auction tender offer. The purchase price range in Publicom’s offer has been increased to a range of 48% to 55% of the outstanding principal amount of Publicom’s financial debt instruments, without giving effect to any accrued but unpaid interest. As amended, Publicom’s offer will expire at 4:00 p.m. New York time, 5:00 p.m. Buenos Aires time on June 2, 2003.

Morgan Stanley & Co. Incorporated and MBA Banco de Inversiones S.A. are acting as dealer managers for the tender offers. MBA Banco de Inversiones S.A. is acting as dealer manager in Argentina only.

This announcement and the cash tender offers which are the subject hereof will not be made in any jurisdiction in which, or to any person to whom, it is unlawful to make such announcement and /or cash tender offers under applicable securities laws. This announcement shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof, or that there has been no change in the information set forth herein or in the affairs of the Companies or any of their affiliates since the date hereof. No indications of interest in the offers are sought by this press release.

For information relating to the tender offers and copies of the tender offer materials contact:

Information Agent in the U.S. and Argentina

Georgeson Shareholder Communications Inc.

Banks and Brokers: (1-212) 440-9800 U.S. Toll Free: (866) 216-0459

For Argentine Holders: please dial 0800-555-4288, 0800-222-1288 or

0800-288-5288 followed by the U.S. Toll Free (866) 216-0459

Information Agent in Europe

GSC Proxitalia S.p.A.

(39) 06 4217-1777

Toll Free in Italy: (800) 18 99 23

www.gscproxitalia.com

You may also contact:

Telecom Argentina and Telecom Personal

Pedro Insussarry

Mariela Teló

Moira Colombo

(54-11) 4968-3743

(54-11) 4968-3627

(54-11) 4968-3628

Morgan Stanley & Co. Incorporated

Heather Hammond

(1-800) 624-1808 (domestic U.S.)

(1-212) 761-1893 (international callers call collect)

MBA Banco de Inversiones

Diego Steverlynck

(54-11) 4319-5865

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Telecom Argentina is the parent company of a leading telecommunications group in Argentina, where it offers by itself or through its controlled subsidiaries local and long distance basic telephony, cellular, PCS, data transmission, and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular and PCS services in Paraguay. Telecom Argentina commenced operations on November 8, 1990, upon the Argentine Government’s transfer of the telecommunications system in the northern region.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (aprox. 68% of capital stock) is owned in equal parts by the Groups Telecom Italia and France Telecom. Additionally, the capital stock of Nortel is comprised of preferred shares that are in hands of minority shareholders.

On March 31, 2003, Telecom had 984,380,978 shares outstanding.

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Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of recent emergency laws enacted by the Argentine government; and the impact of rate changes and competition on the Company’s future financial performance. Forward looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the impact of recent emergency laws enacted by the Argentine government which have resulted in the repeal of Argentina’s convertibility law, the devaluation of the peso, restrictions on the ability to exchange pesos into foreign currencies, the adoption of a restrictive currency transfer policy, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the current and on-going recession in Argentina, growing inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report and Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

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Carlos Felices

C. E. O.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Date: May 19, 2003	By:	/s/ Christian Chauvin
Name: Christian Chauvin Title: Vice-President